Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

Glass Lewis Joins ISS in Recommending that Layne Christensen Stockholders Vote for the Proposed Merger with Granite

Cites “attractive premium” and ability of Layne stockholders to “participate in the future success of the combined company while eliminating execution risk” as key factors

Special Meeting to Take Place on June 13, 2018

THE WOODLANDS, TX, June 7, 2018 – Layne Christensen Company, (NASDAQ: LAYN) (“Layne or the “Company”), a leading global water management, infrastructure services and drilling company, today commented on the recommendation by leading proxy advisory firm Glass Lewis that its clients vote FOR adoption of the merger agreement with Granite Construction Incorporated (“Granite”).

Michael J. Caliel, President and Chief Executive Officer of Layne, said, “We are pleased that both of the leading proxy advisory firms, ISS and Glass Lewis, have independently recognized the strategic logic of our proposed merger with Granite at this juncture in our Company’s evolution, and importantly the significant value that is expected to be generated for Layne stockholders in both the near and long term. We encourage our stockholders to vote FOR the transaction with Granite and look forward to welcoming them to our Special Meeting on June 13th.”

On February 14, 2018, Layne entered into a merger agreement with Granite, whereby Granite will acquire all of the outstanding shares of Layne in an all-stock transaction, with Layne stockholders receiving 0.27 shares of Granite stock for each share of Layne. Layne’s Board of Directors unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement.

In forming its recommendation that Layne stockholders vote FOR the transaction with Granite, both Glass Lewis and ISS evaluated all publicly available filings, presentations and stockholder commentary. Each of the proxy advisory firms thoroughly analyzed the strategic rationale of the transaction, Layne’s standalone prospects (including the significant capital investment that would be required to develop the relatively new water midstream business), the process that Layne undertook in ultimately agreeing to a transaction with Granite and the value realized for stockholders as a virtue of the transaction.

In particular, Glass Lewis noted that:1

•	The consideration paid to Layne stockholders represents “an attractive premium to Layne’s standalone value over all periods analyzed.”

•	“The all-stock nature of the consideration will also allow Layne shareholders to participate in the future success of the combined company while eliminating execution risk related to the Company’s satisfaction of near-term debt liabilities and capital raising.

•	“Upon conversion of the 8.0% (and potentially also the 4.25%) convertible notes into equity, shareholders would have seen severe dilution on a standalone basis regardless, thereby minimizing the potential capture by common shareholders of projected performance improvement.”

[1]	Glass Lewis permission was neither sought nor obtained for use of quotes.

•	“When combined with Granite, the Company will be better positioned for capital investments in its growing water midstream business, thereby allowing for development on its first-mover advantage in the Permian Basin…”

•	“The combined company is expected to generate $20.0 million in pre-tax synergies, to be realized by the third year following consummation of the merger.”

•	“…We believe shareholders should support this proposal at this time.”

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the consummation of the proposed merger; the expected benefits of the integration of the two companies; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus has been sent or given to the stockholders of Layne and contains important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018 and amended on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn:

Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger included in the Proxy Statement/Prospectus that Granite has filed with the SEC.

Contacts:

J. Michael Anderson

Chief Financial Officer

281-475-2694

michael.anderson@layne.com

Dennard Lascar Investor Relations

Jack Lascar

713-529-6600

jlascar@dennardlascar.com